SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision to Enter into a Trust Contract to Acquire Treasury Shares

	1. Contract amount(KRW)	250,000,000,000
	2. Contract period	March 10, 2026 ~ September 9, 2026
	3. Purpose of contract	Implementation of ' KT Corporate Value-Up Plan” (Share buyback and cancellation of all shares acquired)
	4. Trust contract agent	NH INVESTMENT & SECURITIES CO.,LTD
	5. Scheduled contract date	March 10, 2026
	6. Number of treasury shares before contract	10,925,239 (4.34% of total shares)
	7. Date of resolution by the BoD	February 10, 2026
-Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
	8. Entrusted Investment Broker	NH INVESTMENT & SECURITIES CO.,LTD
	9. Expected number of shares to be acquired	4,215,851
	10. Price of Shares to be Acquired (KRW)	59,300
	11. Expected Holding Period After Acquisition	Acquired treasury shares will be canceled after the termination of the trust contract
12. Additional Details Relevant to Investment Consideration
–In accordance with the 'KT Corporate Value-Up Plan', the company plans to purchase treasury shares worth 250 billion KRW and cancel all acquired shares to enhance corporate value. Please refer to the 'Corporate Value-Up Plan' disclosed on November 11, 2025, for more details.
–The 'Contract amount (KRW)' mentioned above is based on the amount resolved by the Board of Directors on this day.
–Item 9 above is calculated based on Item 1 and Item 10, and is subject to change depending on future share price fluctuations.
–Item 10 above is based on the closing price of the day before the board resolution(February 9, 2026: 59,300 KRW) and is subject to change depending on future share price fluctuations.
–Regarding Item 11, the shares are expected to be canceled after the termination of the trust contract. However, if the foreign ownership limit (49%) under Article 8 of the Telecommunications Business Act is exhausted at that time, the shares acquired through this board resolution will be canceled at the earliest possible time.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader